
EADS
European Aeronautic Defence and Space Company


SEC MAIL PROCESSING
RECEIVED
MAY 1 8 2005
WASH. D.C.
202
SECTION

By DHL **File No. 082-34662**

May 13, 2005

Re: **European Aeronautic Defence and Space Company EADS N.V.**
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act of 1934</u>


05008285

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Ladies and Gentlemen,

On behalf of the European Aeronautic Defence and Space Company EADS N.V. (**"EADS"**), a public limited liability company organized under the laws of the Netherlands and in connection with EADS's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Annual Report, dated April 19, 2005, entitled "EADS Reference Document 2004"; and
- Press Release, dated May 9, 2005, entitled "2005 Q1 Results".

Best regards,

David Zakin
Senior Legal Counsel Capital Markets

Enclosure




RECEIVED
MAY 1 8 2005
202

News Release

EADS: Strong first quarter performance confirms growth trend

- EBIT* € 657 million more than tripled
- Revenues € 7 billion up 16 percent
- Net Income € 328 million up from € 49 million
- Net cash position € 4.3 billion up 7 percent
- CEOs Camus and Hertrich: "Results confirm our 2005 targets and underline confidence in EADS' medium-term growth."

Amsterdam, 9 May 2005 – EADS (stock exchange symbol: EAD), a global leader in aerospace, defence and related services, strongly improved its financial performance in the first quarter of 2005. From January to March 2005, the company reached an EBIT* (pre-goodwill and exceptionals) of € 657 million, more than triple the figure for the same period of 2004 (€ 198 million). Revenues grew by 16 percent to € 7 billion (Q1 2004: € 6 billion) driven by strong performance across all divisions. Defence revenues also grew by 16 percent. EADS published its first quarter results on Monday, two days ahead of its Annual General Meeting on May 11th in Amsterdam.

CEOs Camus and Hertrich: "Results confirm our 2005 targets"

The EADS CEOs Philippe Camus and Rainer Hertrich commented: "The first quarter results confirm our 2005 targets for EBIT* and revenue growth with a solid cash position. Airbus has maintained its leadership in deliveries and orders and has realized a steady improvement in its profits. The successful A380 first flight demonstrates the potential for further strong revenues and EBIT* growth at Airbus in the years to come. Our defence businesses are also set for strong revenues and improved EBIT* performance this year. In addition, progress at EADS Space has been strong indicating that the space business will contribute positively to the portfolio."



EBIT* increase in all Divisions

EBIT* improved in all Divisions, in particular at Airbus, primarily due to the increase of aircraft deliveries from 67 in the first quarter of 2004 to 87 in the same period of 2005. The Airbus EBIT* benefited from favourable hedging rates in line with those in the first quarter of 2004.

As usual, revenues and earnings of the institutional, defence and security businesses of the Space, Aeronautics, Defence and Security Systems as well as the Military Transport Aircraft Divisions are expected to be significantly stronger towards the end of the year, while the Airbus EBIT* in the following quarters will be impacted by less favourable hedging rates.

The turnaround at EADS Space was confirmed by the division's performance in the first quarter. EADS Space's profitability is expected to be significantly higher than in 2004.

Net Cash position increased – R&D investment to remain at high level

Cash was mostly generated by stronger operating results. Free Cash Flow before customer financing has surged to € 704 million (Q1 2004: € 419 million). This is not only the result of increasing aircraft deliveries, it also reflects the conservative approach to management of cash at EADS. The Net Cash position increased from € 4.1 billion at year-end 2004 to € 4.3 billion as of 31 March 2005.

The self-financed Research & Development (R&D) charge has decreased from € 535 million in the first quarter 2004 to € 422 million in the first quarter of 2005. This is in large part due to the entry to production of the A380 passenger version and the increase of R&D capitalization for the A380. R&D expenses are expected to increase in the following quarters when the A380 freighter version development ramps up.

Net Income of € 328 million

EADS recorded a Net Income of € 328 million (Q1 2004: € 49 million), or € 0.41 per share, for the first quarter of 2005 (Q1 2004: € 0.06). This increase follows the surge in EBIT*.


EADS

Revenue growth at 16 percent – Order Intake more than doubled

EADS revenues rose 16 percent to € 7.0 billion (Q1 2004: € 6.0 billion) during the first three months of 2005.

EADS' order intake in the first three months amounted to nearly € 9 billion (Q1 2004: € 3.4 billion). The strong increase is mainly due to stronger Airbus and Space orders. Airbus booked 123 gross orders representing a 66 percent market share. Space orders during the first quarter 2005 included UK Ministry of Defence orders for Paradigm following key milestones achievements at Paradigm.

EADS order book amounted to a total of € 190.4 billion at the end of March, an unprecedented level in EADS history, including € 49.7 billion for defence businesses. It remains the strongest in the global aerospace and defence industry.

At the end of March 2005, EADS had 110,897 employees (year-end 2004: 110,662).


EADS

Divisions

The **Airbus** Division strongly increased first-quarter EBIT* to € 628 million (Q1 2004: € 224 million), and improved its EBIT* margin from 5.4% to 12.6 % mainly due to higher deliveries and only partly due to a lower R&D charge. The EBIT* margin pre R&D strongly increased from 16.7 % to 19.5 % reflecting primarily the very positive operating gearing from higher deliveries and the benefits from the Route06 cost savings programme. Revenues grew by 21% to € 4,989 million (Q1 2004: € 4,126 million). The improvement is mainly driven by 20 additional deliveries, mostly of A319 aircraft. The Airbus order book amounted to € 141.1 billion at the end of March 2005, representing a total of 1,531 aircraft. Thanks to the market recovery and strict financial discipline, customer financing gross exposure was again slightly reduced.

EADS' institutional, military and security businesses, which are mainly part of the Space, Aeronautics, Defence and Security Systems as well as the Military Transport Aircraft Divisions, are subject to strong seasonal influences. Their revenues and earnings are usually significantly stronger towards the end of the year.

The **Military Transport Aircraft** Division recorded an EBIT* of € -6 million (Q1 2004: € -8 million). Revenues reached € 108 million (Q1 2004: € 101 million). First metal was cut for the A400M production. There was no milestone revenue in the first quarter for the A400M. The British Secretary of State for Defence announced preferred bidder status for the EADS MTA led AirTanker team on February 28th. A site selection process for an engineering centre and possible production facility for the US tanker is underway.

EBIT* of the **Aeronautics** Division amounted to € 11 million (Q1 2004: € 10 million). While Eurocopter continued its performance improvement, the EBIT* of the Aeronautics Division has been impacted by lower performance at ATR which suffered from a weaker US $ and a soft market. Decisions about efficiency plans for EADS Sogerma Services are scheduled for the second quarter of 2005. Revenues increased by 15% driven by Eurocopter to reach € 743 million (Q1 2004: € 645 million). The Tiger helicopter entered service with the French and German forces following its first delivery to Australia and the NH90 was selected by New Zealand, again confirming its outstanding global competitiveness. The order book increased by € 800 million and stood at € 11.0 billion as of 31 March 2005. ATR strongly contributed to order book growth with an order from Air Deccan for 30 ATR72.



The profit and revenue picture at the **EADS SPACE** Division continues to improve. EBIT* improved to € -6 million (Q1 2004: € -11 million) indicating that the division is on track for expected profitability improvement in 2005. The division had already achieved the turnaround in 2004 and is now set for increased profitability. Revenues increased by 13 percent to € 516 million (Q1 2004: € 457 million), thanks to growth at the Ariane5 production, the delivery of the first Inmarsat-4 satellite and the ramp-up of Paradigm services. The successful launch of the Ariane 5ECA and the preferred bidder announcement by the German Ministry of Defence for the satellite communication programme SatComBw indicate that EADS is well positioned as Europe's premier provider in the military and commercial space business. The order book stood at € 11.4 billion, representing about four years of revenues.

First-quarter EBIT* of the **Defence and Security Systems** Division improved compared to the previous year and stood at € -35 million (Q1 2004: € -51 million). Revenues were broadly stable at € 925 million (Q1 2004: € 932 million) even after the divestment of telephony and multicoms businesses. The order book increased to € 17.3 billion as of 31 March 2005. Major highlights include the down-selection for the UK Defence Information Infrastructure project and the divestment of EADS' telecom activities streamlining the division's business portfolio. Important milestones for DS were reached in the Mica, EuroHawk and Eurofighter programmes. Participation of Germany in MEADS was approved by the German Parliament on 20 April. EADS singed a contract with Nokia for the acquisition of its Professional Mobile Radio Business.


EADS

Outlook

EADS confirms the outlook for 2005 that was published on 9 March 2005.

EADS expects its 2005 revenues to grow to around € 33 billion, impacted partly by a weaker dollar assumption (€ 1 = US$ 1.30). Defence revenues should increase by 10 percent during the course of the year.

EBIT* is expected to grow to more than € 2.6 billion (up six percent), reflecting an increase in divisional performance across the group, partly offset by less favourable hedges and by the weak US Dollar for the unhedged portion of the net exposure.

EADS expects Airbus to deliver 350-360 aircraft in 2005. Airbus revenues are expected to increase in line with higher deliveries of single aisle aircraft. The 2005 aircraft mix will be less favourable than in 2004. The positive accounting impact from the Airbus GIE merger into Airbus SAS is expected to diminish in 2005.

Free Cash Flow before Customer Financing and Paradigm investment outflows is expected to be positive in 2005. Earnings Per Share should increase in 2005 by five percent to € 1.36, based on an expected average of 803 million shares.


EADS

EADS – Results First Quarter (Q1) 2005

(Amounts in Euro)

EADS Group	Q1 2005	Q1 2004	Change
Revenues, in millions thereof defence, in billions	**7,005** **1.3**	6,031 1.1	+16% +16%
EBITDA(1), in millions	**984**	526	+87%
EBIT(2), in millions	**657**	198	+232%
Research and Development costs, in millions	**422**	535	-21%
Net Income(3), in millions	**328**	49	+569%
Earnings Per Share (EPS)	**0.41**	0.06	0.35 €
Free Cash Flow before Customer Financing, in millions	**704**	419	+68%
Order Intake, in millions	**8,907**	3,411	+161%

1) Earnings before interest, taxes, depreciation, amortization and exceptionals
2) Earnings before interest and taxes, pre-goodwill impairment and exceptionals
3) EADS continues to use the term **Net Income**. It is identical with **Profit for the period attributable to equity holders of the parent** as defined by IFRS Rules.

	31 March 2005	31 Dec 2004	Change
Order Book, in millions thereof defence, in billions	**190,411** **49.7**	184,288 49.1	+3% +1%
Net Cash position, in millions	**4,346**	4,058	+7%
Employees	**110,897**	110,662	+/-0


EADS

by Division (Amounts in millions of Euro)	EBIT[1]			Revenues		
	Q1 2005	Q1 2004	Change	**Q1 2005**	Q1 2004	Change
Airbus	**628**	224	+180%	**4,989**	4,126	+21%
Military Transport Aircraft	**-6**	-8	+25%	**108**	101	+7%
Aeronautics	**11**	10	+10%	**743**	645	+15%
Space	**-6**	- 11	+45%	**516**	457	+13%
Defence and Security Systems	**-35**	-51	+31%	**925**	932	-1%
Headquarters Consolidation	**65**	34	-	**-276**	-230	-
Total	**657**	198	+232%	**7,005**	6,031	+16%

by Division (Amounts in millions of Euro)	Order Intake			Order Book		
	Q1 2005	Q1 2004	Change	**31-03 2005**	31-12 2004	Change
Airbus[2]	**6,654**	1,068	+523%	**141,143**	136,022	+4%
Military Transport Aircraft	**59**	100	-41%	**19,850**	19,897	+/-0
Aeronautics	**893**	843	+6%	**10,986**	10,171	+8%
Space	**640**	238	+169%	**11,394**	11,311	+1%
Defence and Security Systems	**935**	1,359	-31%	**17,262**	17,276	+/-0
Headquarters Consolidation	**-274**	-197	-	**-10,224**	-10,389	-
Total	**8,907**	**3,411**	+161%	**190,411**	184,288	+3%

1) Earnings before interest and taxes, pre-goodwill impairment and exceptionals
2) Order Intake and Order Book based on catalogue prices

* EADS uses **EBIT pre-goodwill impairment and exceptionals** as a key indicator of its economic performance. The term "exceptionals" refers to income or expenses of a non-recurring nature, such as amortization expenses of fair value adjustments relating to the EADS merger, the formation of Airbus S.A.S. and the formation of MBDA, and impairment charges.


EADS

EADS Highlights from January to April 2005

Strong Airbus performance in 2005:

- The successful first flight of the A380, the flagship of the Airbus fleet, on 27 April marked a take-off into a new era of commercial aviation. In total, Airbus received 154 firm orders and commitments from 15 customers for the A380 until the end of April 2005.

- The A380 freighter became reality as the first metal cut of the aircraft's centre wing box took place in April.

- AirAsia, the leading low fare, no frills airline in Southeast Asia, has signed a contract for 60 A320s plus a further 40 options. In making this order and option commitment for the A320, AirAsia has become the single largest customer for the aircraft in the Asia-Pacific region.

- Three Chinese airlines have signed contracts for the purchase of 30 Airbus aircraft, among them five A380. These orders underline Airbus's strong footprint in the Chinese market.

EADS' defence business continued its dynamic growth:

- Germany decided in April to participate in the development of the ground-based tactical air-defence system MEADS. The programme, in collaboration with the USA and Italy, is a base for the future development of Europe's missile industry and an important part of NATO's future security architecture.

- In April the New Zealand Ministry of Defence announced the selection of the NH90 helicopter as a replacement for the Royal New Zealand Air Force's ageing fleet transport helicopters.

- MBDA's Vertical Launch (VL) Mica air defence system was put to the test with the firing of a production series Mica missile in February. It was a complete success with the target destroyed by a direct hit.

- In February, the selection as preferred bidder by the Royal Air Force marked the Group's strategic breakthrough in the tanker business.

- The A400M production was launched in January with the first metal cut on a major airframe component.

- In April, South Africa became a partner in the A400M airlifter programme and will participate in the design, engineering, industrialization, manufacture and in-service support of the world's most modern military transport aircraft.


EADS

EADS' space business on track for profitability improvement:

- In February, the new, more powerful Ariane 5 ECA launched successfully from the European spaceport in Kourou.
- EADS Astrium has delivered and successfully launched the first Inmarsat-4 spacecraft, the world's most sophisticated commercial communications satellite.

EADS is a global leader in aerospace, defence and related services. The EADS Group includes the aircraft manufacturer Airbus, the world's largest helicopter supplier Eurocopter and the joint venture MBDA, the leading international missile producer in the global market. EADS is the major partner in the Eurofighter consortium, is the prime contractor for the Ariane launcher, develops the A400M military transport aircraft and is the largest industrial partner for the European satellite navigation system Galileo.

Contacts fort he media:

Rainer Ohler +49 89 60 73 42 35
Patrice Kreis +33 1 42 24 20 63
Miguel Sanchez +34 91 5 85 77 88

Note to Editors:

You may dial in to the
EADS Analysts ***Conference Call with CFO Hans Peter Ring***
(listen-in only, no possibility to ask questions)

today, Monday, 9th May 2005, at 8:30 a.m. CET

under Telephone number +44 20 7190 1596
website for presentation: www.finance.eads.com


EADS

Safe Harbour Statement:

Certain statements contained in this press release are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect the EADS' views and assumptions as of the date of the statements and involve known and unknown risk and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

When used in this press release, words such as "anticipate", "believe", "estimate", "expect", "may", "intend", "plan to" and "project" are intended to identify forward-looking statements.

This forward looking information is based upon a number of assumptions including without limitation: assumption regarding demand, current and future markets for EADS' products and services, internal performance, customer financing, customer, supplier and subcontractor performance or contracts negotiations, favourable outcomes of certain pending sales campaigns.

Forward looking statements are subject to uncertainty and actual future results and trends may differ materially depending on variety of factors including without limitation: general economic and labour conditions, including in particular economic conditions in Europe, North America and Asia, legal, financial and governmental risk related to international transactions, the cyclical nature of some of EADS' businesses, volatility of the market for certain products and services, product performance risks, collective bargaining labour disputes, factors that result in significant and prolonged disruption to air travel world wide, the outcome of political and legal processes, including uncertainty regarding government funding of certain programs, consolidation among competitors in the aerospace industry, the cost of developing, and the commercial success of new products, exchange rate and interest rate spread fluctuations between the Euro and the U.S. dollar and other currencies, legal proceeding and other economic, political and technological risk and uncertainties.

Additional information regarding these factors is contained in the Company's "document de référence" dated April 19, 2005.